Filed Pursuant to Rule 424(b)(3)

Registration No. 333-116322

PROSPECTUS

$86,250,000

2.50% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2024

We issued $86,250,000 aggregate principal amount of our 2.50% Convertible Subordinated Debentures due 2024. We will pay interest on the debentures on February 15 and August 15 of each year, beginning on August 15, 2004.

The debentures are convertible under certain circumstances by holders into shares of our common stock initially at a conversion rate of 25.3165 shares of common stock per $1,000 principal amount of debentures (subject to adjustment in certain events). This is equivalent to a conversion price of approximately $39.50 per share. The debentures are convertible under the following circumstances: (1) the price of our common stock reaches specified thresholds, (2) the trading price per bond falls below a specified threshold, (3) we call the debentures for redemption or (4) upon the occurrence of specified corporate transactions, each as described in this prospectus.

The debentures will mature on February 15, 2024. We may redeem some or all of the debentures at any time after February 15, 2009 at a redemption price equal to 100% of the principal amount of the debentures plus any accrued and unpaid interest to but excluding the date fixed for redemption. See “Description of Debentures—Optional Redemption.”

Holders may require us to purchase all or a portion of their debentures on February 15, 2009, February 15, 2014 and February 15, 2019, in each case at a price equal to the principal amount of the debentures to be purchased, plus accrued and unpaid interest, if any, to the purchase date.

The debentures are unsecured and subordinated to our existing and future senior debt.

Our common stock is quoted on the Nasdaq National Market under the symbol “EQIX”. The last reported price of our common stock on July 30, 2004 was $32.50 per share.

INVESTING IN THE DEBENTURES INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 8.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is July 30, 2004

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT, AND THE SELLING SECURITYHOLDERS ARE NOT, MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in this prospectus may contain forward-looking statements that we have made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, and our beliefs and assumptions. We intend words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “estimate” and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. These factors could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. We describe these risks and uncertainties under “Risk Factors” beginning on page 8 and elsewhere in this prospectus and the documents incorporated in this prospectus. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date on which the forward-looking statement was made.

We are not obligated to update these forward-looking statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges.

We have filed a registration statement on Form S-3 with the SEC under the Securities Act with respect to the debentures and the common stock issuable upon conversion of the debentures offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. We have omitted certain items in accordance with the rules and regulations of the SEC. For further information with respect to us, the debentures and the common stock issuable upon conversion of the debentures offered by this prospectus, please refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document to which this prospectus makes reference are not necessarily complete. In each instance, we advise you to refer to the copy of the contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by this reference. Copies of the registration statement, and its exhibits and schedules, may be inspected without charge at the public reference facilities maintained by the SEC or obtained at prescribed rates from the Public Reference Section of the SEC at the above addresses. The registration statement can also be accessed through the SEC’s Web site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate by reference in this prospectus the following documents filed by us with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	our Quarterly Report on Form 10-Q, as amended, for the quarterly period ended March 31, 2004; and

•	the description of our common stock contained in our registration statement prospectus filed pursuant to Rule 424(b) on August 11, 2000, and any other amendment or report updating such description.

We also incorporate by reference all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus and prior to the termination of this offering. Any statement made in a document incorporated by reference or deemed incorporated in this prospectus by reference is deemed to be modified or superseded for purposes of this prospectus if a statement contained in this prospectus or in any other subsequently filed document, which also is incorporated or deemed incorporated in this prospectus, modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Statements made in this prospectus or in any document incorporated by reference in this prospectus as to the contents of any contract or other document referred to in this prospectus or in such document incorporated by reference are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated by reference, each such statement being qualified in all material respects by such reference. We will provide a copy of these filings and any exhibits specifically incorporated by reference in these filings at no cost by request directed to us at the following address and telephone number: Equinix, Inc., 301 Velocity Way, Fifth Floor, Foster City, CA 94404, Attn: Investor Relations, Telephone (650) 513-7000.

SUMMARY

This summary highlights information contained elsewhere or incorporated in this prospectus. This is not intended to be a complete description of the matters covered in this prospectus and is subject to and qualified in its entirety by reference to the more detailed information and financial statements (including the notes thereto) included or incorporated in this prospectus. When we refer to “we,” “us,” “our,” or “the Company,” we mean Equinix, Inc. and its subsidiaries, unless the context indicates otherwise. Unless otherwise indicated, references to “2003” mean our fiscal year ending December 31, 2003, references to “2002” mean our fiscal year ended December 31, 2002, references to “2001” mean our fiscal year ended December 31, 2001, references to “2000” mean our fiscal year ended December 31, 2000 and references to “1999” mean our fiscal year ended December 31, 1999.

Equinix, Inc.

Equinix provides network neutral colocation, interconnection and managed services to enterprises, content companies, systems integrators and the world’s largest networks. Through our 14 Internet Business Exchange hubs, or IBX hubs, in the U.S. and Asia customers can directly interconnect with each other for critical traffic exchange requirements. Direct interconnection to our aggregation of networks, which serve more than 90% of the world’s Internet routes, allows our customers to increase performance while significantly reducing costs. Based on our network neutral model and the quality of our IBX hubs, we believe we have established a critical mass of customers. This critical mass and the resulting “network effect,” combined with our improved financial position gained through the completion of a series of acquisitions and related financings over the past 17 months, has allowed us to accelerate new customer growth and bookings. As a result of our fixed cost model, we believe this continued growth will drive higher incremental margins and increasing cash returns.

Our network neutral business model is a key differentiator for Equinix in the market. Because we do not operate a network, we are able to offer direct interconnection to the largest aggregation of bandwidth providers and Internet service providers. The world’s top tier Internet service providers, and numerous access networks, second tier providers and international carriers such AT&T, British Telecom, Cable & Wireless, Level 3, MCI, NTT, SBC, SingTel and Qwest are all currently located at our IBX hubs. Access to such a wide variety of networks has attracted eight of the top ten Internet properties and numerous other customers, including Amazon.com, Electronic Arts, Electronic Data Systems, Fujitsu, Gannett, Google, Hallmark, IBM, MSN, Sony, Ticketmaster, Washington Post and Yahoo!.

Our products and services are comprised of three types: Colocation, Interconnection, and Managed IT Infrastructure services.

•	Colocation services include cabinets, power, operations space and storage space for our customers’ colocation needs.

•	Interconnection services allow customers to trade network traffic with each other simply and easily without contracting bandwidth through local service providers.

•	Managed IT infrastructure services allow our customers to leverage our significant telecommunication expertise, maximize the benefits of our IBX hubs and optimize their infrastructure and resources.

This market has historically been served by large telecommunications carriers who have bundled their telecommunications services with their colocation offerings. In mid-2003, two major telecommunications companies announced their plans to exit the U.S. market in order to focus on their core offerings. The majority of the assets from these companies have been sold to managed service providers and we believe we will continue to benefit from gaining customers who are displaced or choose to leave these providers because we offer access to a world-class choice of carriers and service providers. In the last six months, Equinix acquired two new IBX centers, one in Santa Clara, California, and one in Ashburn, Virginia, which will provide additional options to our customers in the important markets of Silicon Valley and Washington D.C. Strategically, Equinix will continue to look at attractive opportunities to grow our market share and selectively improve our footprint and service streams.

Our Strategy

Our objective is to become the premier hub for critical Internet players to locate their operations in order to gain maximum benefits from the choice of networks and partners in the most simple and efficient manner. Key components of our strategy include the following:

Continue to Build upon our Critical Mass of Network Providers and Content Companies. We have assembled a critical mass of premier network providers and content companies and have become one of the core hubs of the Internet. This critical mass is a key selling point since content companies want to connect with a diverse set of networks to provide the best connectivity to their end-customers, and network companies want to sell bandwidth to content customers and interconnect with other networks in the most efficient manner available. Currently, we have over 190 unique networks, including all of the top tier networks, allowing our customers to directly interconnect with providers that serve more than 90% of global Internet routes.

Leverage the Network Effect. As networks, content providers and other enterprises locate in our IBX hubs, it benefits their suppliers and business partners to do so as well to gain the full economic and performance benefits of direct interconnection. These partners, in turn, pull in their business partners, creating a “network effect” of customer adoption. Our interconnection services enable scalable, reliable and cost-effective interconnection and traffic exchange thus lowering overall cost and increasing flexibility.

Promote our IBX Hubs as the Highest Performance Points on the Internet. Our premier IBX hubs offer state of the art design and security, 24 hour / 365 days a year customer service, and high quality power and back-up redundancy with 99.9999% uptime.

Provide New Products and Services within our IBX Hubs. We will continue to offer additional products and services that are most valuable to our customers as they manage their Internet and network businesses and, specifically, as they attempt to effectively utilize multiple networks. For example, we offer an automated service to allow customers to easily choose and provision networks without long term telecommunications contract commitments.

THE OFFERING

The following summary contains basic information about the offering. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents to which we have referred you.

Issuer	Equinix, Inc.

Debentures Offered	$86,250,000 principal amount of 2.50% Convertible Subordinated Debentures due 2024.

Maturity Date	February 15, 2024.

Interest and Payment Dates	2.50% per annum on the principal amount, payable semi-annually every February 15 and August 15, beginning August 15, 2004.

Ranking	The debentures are unsecured and rank junior in right of payment to our existing and future senior debt. The indenture under which the debentures will be issued will not prevent us or our subsidiaries from incurring additional senior debt or other obligations. See “Description of Debentures—Ranking.”

Conversion Rights	Holders may convert their debentures into shares of our common stock only under any of the following circumstances:

•      during any calendar quarter after the quarter ending June 30, 2004 (and only during such calendar quarter) if the sale price of our common stock, for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter, is greater than or equal to 120% of the conversion price per share of our common stock;

•      subject to certain exceptions, during the five business-day period after any five consecutive trading-day period in which the trading price per debenture for each day of that period was less than 98% of the product of the sale price of our common stock and the conversion rate on each such day;

• if the debentures have been called for redemption; or

• upon the occurrence of specified corporate transactions described under “Description of Debentures—Conversion Rights—Conversion Upon Specified Corporate Transactions.”

For each $1,000 principal amount of debentures surrendered for conversion you may convert your debentures into 25.3165 shares of our common stock. This represents an initial conversion price of approximately $39.50 per share of common stock.

As described in this prospectus, the conversion rates may be adjusted upon the occurrence of certain events including for any cash dividend, but they will not be adjusted for accrued and unpaid interest. You will not receive any cash payment representing accrued and unpaid interest upon conversion of a debenture. Instead, interest will be deemed cancelled, extinguished and forfeited upon conversion. Debentures called for redemption may be surrendered for conversion prior to the close of business on the business day immediately preceding the redemption date.

Optional Redemption	We may redeem all or a portion of the debentures at any time after February 15, 2009 at a redemption price equal to 100% of the principal amount of the debentures, plus accrued and unpaid interest, if any, to but excluding the date of redemption. See “Description of Debentures—Optional Redemption.”

Purchase of Debentures By Us at the Option of the Holder	Holders of debentures have the right to require us to purchase all or a portion of their debentures on February 15, 2009, February 15, 2014 and February 15, 2019, each of which we refer to as a purchase date.

In each case, we will pay a purchase price equal to 100% of the principal amount of the debentures to be purchased. For more information about the purchase of debentures by us at the option of the holder, see “Description of Debentures—Purchase of Debentures By Us at the Option of the Holder.”

Fundamental Change	Upon a fundamental change, each holder of the debentures may require us to repurchase some or all of its debentures at a purchase price equal to 100% of the principal amount of the debentures plus accrued and unpaid interest. See “Description of Debentures—Fundamental Change.”

Use of Proceeds	We used the net proceeds from the convertible debenture offering to repay all amounts outstanding under our credit facility and two of our other debt facilities. In addition, we used the proceeds received to redeem our 13% senior notes, which had a total of $30.5 million of principal outstanding. The effective date of the redemption was March 12, 2004. The redemption price for the senior notes was equal to 106.5% of their principal amount plus accrued and unpaid interest to the redemption date. Lastly, all remaining proceeds from the convertible debenture offering will be used for general corporate purposes. See “Use of Proceeds.”

Registration Rights	We have agreed to keep this registration statement effective until two years after the latest date on which we issued debentures in this offering. If we do not comply with this registration obligation, we will be required to pay liquidated damages to the holders of the debentures or the common stock issuable upon conversion of the debentures.

Trading	The debentures are not listed on any securities exchange. The debentures are eligible for trading in the PORTAL Market. Our common stock is traded on the Nasdaq National Market under the symbol “EQIX.”

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of the factors that you should carefully consider before deciding to invest in the debentures.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company’s ratio of earnings to fixed charges on a historical basis for the periods presented and on a pro forma basis for the year ended December 31, 2003:

	Years ended December 31,					Six months ended June 30,
	1999	2000	2001	2002	2003	2003	2004
Ratio of earnings to fixed charges (1)	—	—	—	1:0:2:0	—	—	—
Pro forma ratio of earnings to fixed charges (2)					—

(1)	In calculating the ratio of earnings to fixed charges, earnings consist of net loss before income tax and fixed charges. Fixed charges consist of interest expense, including such portion of rental expense that was attributed to interest. The ratio of earnings to fixed charges was less than 1.0 to 1.0 for each of the periods presented, except the year ended December 31, 2002. The coverage deficiency for the years ended December 31, 1999, 2000, 2001 and 2003 was $13,278,000, $46,883,000, $82,965,000 and $25,959,000, respectively. The coverage deficiency for the six months ended June 30, 2003 and 2004, was $46,756,000 and $39,347,000, respectively.

(2)	Pro forma ratio of earnings to fixed charges reflects the impact of the offering of the debentures and the application of those net proceeds to repay the outstanding indebtedness associated with our 13% senior notes, credit facility and two other debt facilities as of December 31, 2003. The pro forma coverage deficiency for the year ended December 31, 2003 was $31,979,000. The pro forma ratio of earnings to fixed charges is not presented for the six months ended June 30, 2004 since the impact of the debenture offering and related transactions are already presented within the historical results for the six months ended June 30, 2004.

RISK FACTORS

In addition to the other information in this report, the following risk factors should be considered carefully in evaluating our business and us:

Risks Related to Our Business

We have a limited operating history and we face challenges typically experienced by early-stage companies.

We were founded in June 1998 and did not recognize any revenue until November 1999. In October 2002, we entered into agreements to consummate a series of related acquisition and financing transactions. These transactions closed on December 31, 2002. Under the terms of these agreements, we combined our business with two similar businesses, that of i-STT Pte Ltd, or i-STT, and Pihana Pacific, Inc., or Pihana. We refer to this transaction as the combination. i-STT was founded in January 2000 and did not recognize any revenue until May 2000. Pihana was founded in June 1999 and did not recognize any revenue until June 2000. We expect that we will encounter challenges and difficulties frequently experienced by early-stage companies in new and rapidly evolving international markets, such as our ability to generate cash flow, hire, train and retain sufficient operational and technical talent, and implement our plan with minimal delays. We may not successfully address any or all of these challenges and our failure to do so would seriously harm our business plan and operating results, and affect our ability to raise additional funds.

Equinix’s, i-STT’s and Pihana’s businesses have incurred substantial losses in the past, may continue to incur additional losses in the future and will not be profitable until the combined company reverses this trend.

We have incurred losses since inception and incurred losses of approximately $21.6 million for 2002 (this includes the benefit of a gain on debt extinguishment of $114.2 million), i-STT has incurred losses since inception and incurred losses of approximately $8.0 million for 2002 and Pihana has incurred losses since inception and incurred losses of approximately $148.5 million (this includes restructuring and impairment charges of $113.3 million) for the same period. For the year ended December 31, 2003, the combined company incurred additional losses of $84.2 million and for the six months ended June 30, 2004, the combined company incurred additional losses of $39.3 million. Until the quarter ended September 30, 2003, the combined company did not generate cash from operations. There can be no guarantee that the combined company will become profitable and the combined company may continue to incur additional losses. Even if we achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We expect our operating results to fluctuate.

We have experienced fluctuations in our results of operations on a quarterly and annual basis. The fluctuation in our operating results may cause the market price of our common stock to decline. We expect to experience significant fluctuations in our operating results in the foreseeable future due to a variety of factors, including:

•	acquisition of additional IBX hubs;

•	demand for space and services at our IBX hubs;

•	changes in general economic conditions and specific market conditions in the telecommunications and Internet industries;

•	the provision of customer discounts and credits;

•	the mix of current and proposed products and services and the gross margins associated with our products and services;

•	competition in the markets;

•	conditions related to international operations;

•	the operating costs attributable to our real and personal property tax obligations related to our IBX hubs;

•	the timing and magnitude of operating expenses, capital expenditures and expenses related to the expansion of sales, marketing, operations and acquisitions, if any, of complementary businesses and assets; and

•	the cost and availability of adequate public utilities, including power.

Any of the foregoing factors, or other factors discussed elsewhere in this report, could have a material adverse effect on our business, results of operations, and financial condition. Although the company has experienced growth in revenues in recent quarters, this growth rate is not necessarily indicative of future operating results. It is possible that the company may never generate net income on a quarterly or annual basis. In addition, a relatively large portion of our expenses are fixed in the short-term, particularly with respect to lease and personnel expenses, depreciation and amortization, and interest expenses. Therefore, our results of operations are particularly sensitive to fluctuations in revenues. As such, comparisons to prior reporting periods should not be relied upon as indications of the company’s future performance. In addition, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors. If this occurs, we could experience an immediate and significant decline in the trading price of our stock.

If the market price of our stock continues to be highly volatile, the value of an investment in our common stock may decline.

Within the last 12 months, our common stock has traded between $12.00 and $37.54 per share. The market price of the shares of our common stock has been and may continue to be highly volatile. After December 31, 2004 and through December 31, 2005, we may convert 95% of STT Communications’ convertible secured notes and after December 31, 2005, we may convert 100% of these convertible secured notes upon certain conditions, including if the closing price of our common stock exceeds $32.12 per share for thirty consecutive trading days. If these convertible secured notes are not converted, we will continue to issue the PIK notes associated with these convertible secured notes which will further dilute our other existing stockholders. Announcements may have a significant impact on the market price of our common stock. These announcements may include:

•	our operating results;

•	new issuances of equity, debt or convertible debt;

•	developments in our relationships with corporate customers;

•	changes in regulatory policy or interpretation;

•	changes in the ratings of our stock by securities analysts;

•	market conditions for telecommunications stocks in general; and

•	general economic and market conditions.

The stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market prices for emerging telecommunications companies, and which have often been unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of our common stock. In addition, sales of substantial amounts of our common stock in the public market could lower the market price of our common stock.

Our inability to use our tax net operating losses will cause us to pay taxes at an earlier date and in greater amounts which may harm our operating results.

We believe that our ability to use our tax net operating losses, or NOLs, in any taxable year is subject to limitation under Section 382 of the Code as a result of the significant change in the ownership of our stock that resulted from the combination. We expect that almost all of our NOLs accrued prior to December 31, 2002 will expire unused as a result of this limitation. In addition to the limitations on NOL carryforward utilization described above, we believe that Section 382 of the Code will also significantly limit our ability to use the depreciation and amortization on our assets, as well as certain losses on the sale of our assets, to the extent that such depreciation, amortization and losses reflect unrealized depreciation that was inherent in such assets as of the date of the combination. These limitations will cause us to pay taxes at an earlier date and in greater amounts than would occur absent such limitations.

If we cannot effectively manage international operations, our revenues may not increase and our business and results of operations would be harmed.

In 2002, our sales outside North America represented less than 1% of our revenues, i-STT’s sales outside North America represented approximately 100% of its revenues and Pihana’s sales outside North America represented approximately 45% of its revenues. For the year ended December 31, 2003, the combined company recognized 15% of its revenues outside North America. For the six months ended June 30, 2004, the combined company recognized 13% of its revenues outside North America. We anticipate that, for the foreseeable future, approximately 15% of the combined company’s revenues will be derived from sources outside North America. Our management team is comprised primarily of Equinix executives before the combination, some of whom have had limited or no experience overseeing international operations.

To date, the neutrality of the Equinix IBX hubs and the variety of networks available to our customers has often been a competitive advantage for us. In certain of our recently acquired IBX hubs, in Singapore in particular, the limited number of carriers available diminishes that advantage. As a result, we may need to adapt our key revenue-generating services and pricing to be competitive in that market.

We may experience gains and losses resulting from fluctuations in foreign currency exchange rates. To date, the majority of Equinix’s revenues and costs have been denominated in U.S. dollars, the majority of i-STT’s revenues and costs have been denominated in Singapore dollars and the majority of Pihana’s revenues and costs have been denominated in U.S. dollars, Japanese yen and Australia, Hong Kong and Singapore dollars. Although the combined company may undertake foreign exchange hedging transactions to reduce foreign currency transaction exposure, it does not currently intend to eliminate all foreign currency transaction exposure. Where our prices are denominated in U.S. dollars, our sales could be adversely affected by declines in foreign currencies relative to the U.S. dollar, thereby making our products more expensive in local currencies. Our international operations are generally subject to a number of additional risks, including:

•	costs of customizing IBX hubs for foreign countries;

•	protectionist laws and business practices favoring local competition;

•	greater difficulty or delay in accounts receivable collection;

•	difficulties in staffing and managing foreign operations;

•	political and economic instability;

•	ability to obtain, transfer, or maintain licenses required by governmental entities with respect to the combined business; and

•	compliance with governmental regulation with which we have little experience.

We may make acquisitions, which pose integration and other risks that could harm our business.

We may seek to acquire additional IBX centers, complementary businesses, products, services and technologies. As a result of these acquisitions, we may be required to incur additional debt and expenditures and issue additional shares of our stock to pay for the acquired business, product, service or technology, which will dilute our existing stockholders’ ownership interest and may delay, or prevent, our profitability. These acquisitions may also expose us to risks such as:

•	the possibility that we may not be able to successfully integrate acquired businesses or achieve the level of quality in such businesses to which our customers are accustomed;

•	the possibility that senior management may be required to spend considerable time negotiating agreements and integrating acquired businesses; and

•	the possible loss or reduction in value of acquired businesses.

On April 22, 2004, we announced that we signed a long-term lease agreement for an existing 95,000 square foot data center in the Washington D.C. metro area. In negotiating this transaction we were only able to conduct limited due diligence and received limited representations and warranties. If the leased facility and/or upgrade is not in the condition we believe it to be in, we may be required to incur substantial additional costs to repair the acquired facility. If incurred, these costs could materially adversely affect our business, financial condition and results of operations.

We cannot assure you that we would successfully overcome these risks or any other problems encountered with these acquisitions.

STT Communications holds a substantial portion of our stock and has significant influence over matters requiring stockholder consent.

As of June 30, 2004, STT Communications owned approximately 24% of our outstanding voting stock. In addition, STT Communications is not prohibited from buying shares of our stock in public or private transactions. Because of the diffuse ownership of our stock, STT Communications has significant influence over matters requiring our stockholder approval. Following the expiration on December 31, 2004 of restrictions on STT Communications preventing it from converting its convertible secured notes and warrants into voting stock, STT Communications may own more than 40% of our voting stock. As a result, STT Communications will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could prevent or delay a third party from acquiring or merging with us. STT also has a right of first offer which entitles them to participate in an offering of our equity securities, or securities convertible into our equity securities, to maintain their ownership percentage prior to such offering.

Our business could be harmed by prolonged electrical power outages or shortages, increased costs of energy or general availability of electrical resources.

Our IBX hubs are susceptible to regional costs of power, electrical power shortages, planned or unplanned power outages caused by these shortages such as those that occurred in California during 2001 and in the Northeast in 2003, and limitations, especially internationally, of adequate power resources. The overall power shortage in California has increased the cost of energy, which we may not be able to pass on to our customers. We attempt to limit exposure to system downtime by using backup generators and power supplies. Power outages, which last beyond our backup and alternative power arrangements, could harm our customers and our business.

In addition, power and cooling requirements are growing on a per server basis. As a result, customers are consuming an increasing amount of power per cabinet. This, combined with the fact that we do not control the amount of draw our customers take from installed circuits, means that we could face power limitations in our centers. This could have a negative impact on the available utilization capacity of a given center, which could have a negative impact on our financial performance, operating results and cash flows.

Increases in property taxes could adversely affect our business, financial condition and results of operations.

Our IBX hubs are subject to state and local real property taxes. The state and local real property taxes on our IBX hubs may increase as property tax rates change and as the value of the properties are assessed or reassessed by taxing authorities. Many state and local governments are facing budget deficits, which may cause them to increase assessments or taxes. If property taxes increase, our business, financial condition and operating results could be adversely affected.

We may be forced to take steps, and may be prevented from pursuing certain business opportunities, to ensure compliance with certain tax-related covenants agreed to by us in the combination agreement.

We agreed to a covenant in the combination agreement (which we refer to as the FIRPTA covenant) that we would use all commercially reasonable efforts to ensure that at all times from and after the closing of the combination until such time as neither STT Communications nor its affiliates hold our capital stock or debt securities (or the capital stock received upon conversion of the debt securities) received by STT Communications in connection with the consummation of the transactions contemplated in the combination agreement, none of our capital stock issued to STT Communications would constitute “United States real property interests” within the meaning of Section 897(c) of the Code. Under Section 897(c) of the Code, our capital stock issued to STT Communications would generally constitute “United States real property interests” at such point in time that the fair market value of the “United States real property interests” owned by us equals or exceeds 50% of the sum of the aggregate fair market values of (a) our “United States real property interests,” (b) our interests in real property located outside the U.S., and (c) any other assets held by us which are used or held for use in our trade or business. Currently, the fair market value of our “United States real property interests” is significantly below the 50% threshold. However, in order to assure compliance with the FIRPTA covenant, we may be limited with respect to the business opportunities we may pursue, particularly if the business opportunities would increase the amounts of “United States real property interests” owned by us or decrease the amount of other assets owned by us. In addition, we may take proactive steps to avoid our capital stock being deemed “United States real property interest”, including, but not limited to, (a) a sale-leaseback transaction with respect to some or all of our real property interests, or (b) the formation of a holding company organized under the laws of the Republic of Singapore which would issue shares of its capital stock in exchange for all of our outstanding stock (this reorganization would require the submission of that transaction to our stockholders for their approval and the consummation of that exchange). We will take these actions only if such actions are commercially reasonable for Equinix and our stockholders.

Our non-U.S. customers include numerous related parties of i-STT.

In the past, a substantial portion of i-STT’s financing, as well as its revenues, has been derived from its affiliates, including STT Communications. We continue to have contractual and other business relationships and may engage in material transactions with affiliates of STT Communications. Circumstances may arise in which the interests of STT Communications’ affiliates may conflict with the interests of our other stockholders. In addition, Singapore Technologies Pte Ltd, an affiliate of STT Communications, makes investments in various companies; it has invested in the past, and may invest in the future, in entities that compete with us. In the context of negotiating commercial arrangements with affiliates, conflicts of interest have arisen in the past and may arise, in this or other contexts, in the future. We cannot assure you that any conflicts of interest will be resolved in our favor.

A significant number of shares of our capital stock have been issued during 2002 and 2003 and may be sold in the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

We issued a large number of shares of our capital stock to the former Pihana stockholders, STT Communications, and holders of our senior notes in connection with the combination, financing and senior note exchange, to Crosslink Capital, Inc. and its affiliates (collectively, “Crosslink”) in connection with Crosslink’s purchase of our Series A-2 Convertible Secured Notes, and to the public and STT Communications in connection with our recent follow-on equity offering. The shares of common stock issued in the senior note exchange are currently freely tradeable. The shares of common stock issued in connection with the combination have been registered for resale as of June 30, 2003, the shares of common stock issued upon exercise of the warrants issued in connection with the Crosslink financing have been registered for resale as of September 22, 2003 and the shares of common stock issued upon conversion of the convertible secured notes issued in the Crosslink financing have been registered for resale as of July 30, 2004. The shares sold to the public and STT Communications in connection with our recent follow-on equity offering are freely tradeable by the public, subject, in the case of STT Communications, to compliance with Rule 144 resale restrictions applicable to affiliates. Subject to the restrictions described in our proxy statement dated December 12, 2002, the convertible secured notes and warrants issued in connection with the financing are immediately convertible or exercisable into shares of common stock and the underlying shares of common stock may be registered for resale.

Sales of a substantial number of shares of our common stock by these parties within any narrow period of time could cause our stock price to fall. In addition, the issuance of the additional shares of our common stock as a result of these transactions will reduce our earnings per share, if any. This dilution could reduce the market price of our common stock unless and until we achieve revenue growth or cost savings and other business economies sufficient to offset the effect of this issuance. We cannot assure you that we will achieve revenue growth, cost savings or other business economies.

A significant number of our shares may be sold into the public market if STT Communications defaults on its credit facility which could cause the market price of our common stock to drop significantly.

As of June 30, 2004, STT Communications held 2,970,414 shares of our common stock and held securities convertible into 6,751,359 additional shares of our common stock. STT Communications has pledged to its lenders its ownership interest in the majority of its secured notes and warrants purchased in the financing and its common and preferred stock issued in the combination as collateral for its secured credit facility. If STT Communications defaults on its credit facility, the stock, warrants and secured notes owned by STT Communications could be transferred to its lenders or sold to third parties. In the event of default, the new owner of the secured notes and warrants could convert them into our common stock and sell them, along with the common stock, into the public market. Sales of a substantial number of shares of our common stock by these parties within any narrow period of time could cause our stock price to fall. In addition, the issuance of the additional shares of our common stock as a result of these transactions will reduce our earnings per share, if any.

We depend on a number of third parties to provide Internet connectivity to our IBX hubs; if connectivity is interrupted or terminated, our operating results and cash flow will be materially adversely affected.

The presence of diverse telecommunications carriers’ fiber networks in our IBX hubs is critical to our ability to attract new customers. We believe that the availability of carrier capacity will directly affect our ability to achieve our projected results.

We are not a telecommunications carrier, and as such we rely on third parties to provide our customers with carrier services. We rely primarily on revenue opportunities from the telecommunications carriers’ customers to encourage them to invest the capital and operating resources required to build facilities from their locations to our IBX hubs. Carriers will likely evaluate the revenue opportunity of an IBX hub based on the assumption that the environment will be highly competitive. We cannot assure you that any carrier will elect to offer its services within our IBX hubs or that once a carrier has decided to provide Internet connectivity to our IBX hubs that it will continue to do so for any period of time.

The construction required to connect multiple carrier facilities to our IBX hubs is complex and involves factors outside of our control, including regulatory processes and the availability of construction resources. If the establishment of highly diverse Internet connectivity to our IBX hubs does not occur or is materially delayed or is discontinued, our operating results and cash flow will be adversely affected. Further, many carriers are experiencing business difficulties. As a result, some carriers may be forced to terminate connectivity within our IBX hubs.

Any failure of our physical infrastructure or services could lead to significant costs and disruptions that could reduce our revenue and harm our business reputation and financial results.

Our business depends on providing customers with highly reliable service. We must protect customers’ IBX infrastructure and customers’ equipment located in our IBX hubs. We have recently acquired two IBX hubs not built by us. If these recently acquired IBX hubs and acquired assets are not in the condition we believe them to be in, we may be required to incur substantial additional costs to repair the acquired facilities. The services we provide in each of our IBX hubs are subject to failure resulting from numerous factors, including:

•	human error;

•	physical or electronic security breaches;

•	fire, earthquake, flood and other natural disasters;

•	water damage;

•	power loss;

•	sabotage and vandalism; and

•	failure of business partners who provide the combined company’s resale products.

Problems at one or more of our IBX hubs, whether or not within our control, could result in service interruptions or significant equipment damage. We have service level commitment obligations to certain of our customers. As a result, service interruptions or significant equipment damage in our IBX hubs could result in service level commitments to these customers. In the past, a limited number of our customers have experienced temporary losses of power and failure of our services levels on products such as bandwidth connectivity. If we incur significant financial commitments to our customers in connection with a loss of power, or our failure to meet other service level commitment obligations, our liability insurance may not be adequate to cover those expenses. In addition, any loss of services, equipment damage or inability to meet our service level commitment obligations, particularly in the early stage of our development, could reduce the confidence of our customers and could consequently impair our ability to obtain and retain customers, which would adversely affect both our ability to generate revenues and our operating results.

Furthermore, we are dependent upon Internet service providers, telecommunications carriers and other website operators in the U.S., Asia and elsewhere, some of which may have experienced significant system failures and electrical outages in the past. Users of our services may in the future experience difficulties due to system failures unrelated to our systems and services. If for any reason, these providers fail to provide the required services, our business, financial condition and results of operations could be materially adversely impacted.

A portion of the managed services business we acquired in the combination involves the processing and storage of confidential customer information. Inappropriate use of those services could jeopardize the security of customers’ confidential information causing losses of data or financially impacting us or our customers. Efforts to alleviate problems caused by computer viruses or other inappropriate uses or security breaches may lead to interruptions, delays or cessation of our managed services.

There is no known prevention or defense against denial of service attacks. During a prolonged denial of service attack, Internet service will not be available for several hours, thus impacting hosted customers’ on-line business transactions. Affected customers might file claims against us under such circumstances.

We resell products and services of third parties that may require us to pay for such services even if our customers fail to pay us for the services which may have a negative impact on our operating results.

In order to provide resale services such as bandwidth, managed services and other network management services, we will contract with third party service providers. These services require us to enter into fixed term contracts for services with third party suppliers of products and services. If we experience the loss of a customer who has purchased a resale product, we will remain obligated to continue to pay our suppliers for the term of the underlying contracts. The payment of these obligations without a corresponding payment from customers will reduce our financial resources and may have a material adverse affect on our financial performance and operating results.

IBM accounts for a significant portion of our revenues, and the loss of IBM as a customer could significantly harm our business, financial condition and results of operations.

For the six months ended June 30, 2004, IBM accounted for 13% of our revenue. For the six months ended June 30, 2003, IBM accounted for 16% of our revenue. We expect that IBM will continue to account for a significant portion of our revenue for the foreseeable future, although we expect revenues received from IBM to decline as a percentage of our total revenues as we add new customers in our IBX hubs. Although the term of our IBM contract runs through 2009, IBM currently has the right to reduce its commitment to us pursuant to the terms and requirements of its customer agreement. If we lose IBM as a customer, our business, financial condition and results of operations could be adversely affected.

We may not be able to compete successfully against current and future competitors.

Our IBX hubs and other products and services must be able to differentiate themselves from existing providers of space and services for telecommunications companies, web hosting companies and other colocation providers. In addition to competing with neutral colocation providers, we must compete with traditional colocation providers, including local phone companies, long distance phone companies, Internet service providers and web hosting facilities. Likewise, with respect to our other products and services, including managed services, bandwidth services and security services, we must compete with more established providers of similar services. Most of these companies have longer operating histories and significantly greater financial, technical, marketing and other resources than us.

Because of their greater financial resources, some of our competitors have the ability to adopt aggressive pricing policies, especially if they have been able to restructure their debt or other obligations. As a result, in the future, we may suffer from pricing pressure that would adversely affect our ability to generate revenues and adversely affect our operating results. In addition, these competitors could offer colocation on neutral terms, and may start doing so in the same metropolitan areas where we have IBX hubs. Some of these competitors may also provide our target customers with additional benefits, including bundled communication services, and may do so in a manner that is more attractive to our potential customers than obtaining space in our IBX hubs. We believe our neutrality provides us with an advantage over these competitors. However, if these competitors were able to adopt aggressive pricing policies together with offering colocation space, our ability to generate revenues would be materially adversely affected.

We may also face competition from persons seeking to replicate our IBX concept by building new centers or converting existing centers that some of our competitors are in the process of divesting. Competitors may operate more successfully or form alliances to acquire significant market share. Furthermore, enterprises that have already invested substantial resources in peering arrangements may be reluctant or slow to adopt our approach that may replace, limit or compete with their existing systems. In addition, other companies may be able to attract the same potential customers that we are targeting. Once customers are located in competitors’ facilities, it will be extremely difficult to convince them to relocate to our IBX hubs.

Because we depend on the development and growth of a balanced customer base, failure to attract and retain this base of customers could harm our business and operating results.

Our ability to maximize revenues depends on our ability to develop and grow a balanced customer base, consisting of a variety of companies, including network service providers, site and performance management companies, and enterprise and content companies. The more balanced the customer base within each IBX hub, the better we will be able to generate significant interconnection revenues, which in turn increases our overall revenues. Our ability to attract customers to our IBX hubs will depend on a variety of factors, including the presence of multiple carriers, the mix of products and services offered by us, the overall mix of customers, the IBX hub’s operating reliability and security and our ability to effectively market our services. In addition, some of our customers are and will continue to be Internet companies that face many competitive pressures and that may not ultimately be successful. If these customers do not succeed, they will not continue to use the IBX hubs. This may be disruptive to our business and may adversely affect our business, financial condition and results of operations.

Our products and services have a long sales cycle that may materially adversely affect our business, financial condition and results of operations.

A customer’s decision to license cabinet space in one of our IBX hubs and to purchase additional services typically involves a significant commitment of resources. In addition, some customers will be reluctant to commit to locating in our IBX hubs until they are confident that the IBX hub has adequate carrier connections. As a result, we have a long sales cycle. Delays due to the length our sales cycle may materially adversely affect our business, financial condition and results of operations.

We are subject to securities class action litigation, which may harm our business and results of operations.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. During the quarter ended September 30, 2001, putative shareholder class action lawsuits were filed against us, a number of our officers and directors, and several investment banks that were underwriters of our initial public offering. The suits allege that the underwriter defendants agreed to allocate stock in our initial public offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases in the aftermarket at pre-determined prices. Plaintiffs allege that the prospectus for our initial public offering was false and misleading and in violation of the securities laws because it did not disclose these arrangements. In July 2003, a special litigation committee of our board of directors agreed to participate in a settlement with the plaintiffs. The settlement agreement is subject to court approval and sufficient participation by defendants in similar actions. If the proposed settlement is not approved by the court or a sufficient number of defendants do not participate in the settlement, the defense of this litigation may increase our expenses and divert management’s attention and resources. An adverse outcome in this litigation could seriously harm our business and results of operations. In addition, we may, in the future, be subject to other securities class action or similar litigation.

Risks Related to Our Industry

If the economy does not improve and the use of the Internet and electronic business does not grow, our revenues may not grow.

Acceptance and use of the Internet may not continue to develop at historical rates and a sufficiently broad base of consumers may not adopt or continue to use the Internet and other online services as a medium of commerce. Demand for Internet services and products are subject to a high level of uncertainty and are subject to significant pricing pressure, especially in Asia-Pacific. As a result, we cannot be certain that a viable market for our IBX hubs will materialize. If the market for our IBX hubs grows more slowly than we currently anticipate, our revenues will not grow and our operating results will suffer.

Government regulation may adversely affect the use of the Internet and our business.

Various laws and governmental regulations governing Internet related services, related communications services and information technologies, and electronic commerce remain largely unsettled, even in areas where there has been some legislative action. This is true both in the U.S. and the various foreign countries in which we now operate. It may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, libel, telecommunications services, and taxation, apply to the Internet and to related services such as ours. We have limited experience with such international regulatory issues and substantial resources may be required to comply with regulations or bring any non-compliant business practices into compliance with such regulations. In addition, the development of the market for online commerce and the displacement of traditional telephony service by the Internet and related communications services may prompt an increased call for more stringent consumer protection laws or other regulation both in the U.S. and abroad that may impose additional burdens on companies conducting business online and their service providers. The compliance with, adoption or modification of, laws or regulations relating to the Internet, or interpretations of existing laws, could have a material adverse effect on our business, financial condition and results of operation.

Terrorist activity throughout the world and military action to counter terrorism could adversely impact our business.

The September 11, 2001 terrorist attacks in the U.S., the ensuing declaration of war on terrorism and the continued threat of terrorist activity and other acts of war or hostility appear to be having an adverse effect on business, financial and general economic conditions internationally. These effects may, in turn, increase our costs due to the need to provide enhanced security, which would have a material adverse effect on our business and results of operations. These circumstances may also adversely affect our ability to attract and retain customers, our ability to raise capital and the operation and maintenance of our IBX hubs.

Risks Related to the Debentures

Your right to receive payments on the debentures is junior to existing and future senior indebtedness.

The debentures are contractually subordinated in right of payment to existing and future senior debt. The indenture does not limit the creation of additional senior debt (or any other indebtedness) in the future. Any significant senior debt incurred may materially adversely impact our ability to service our debt, including the debentures. Due to the subordination provisions, in the event of our insolvency, funds which we would otherwise use to pay the holders of the debentures will be used to pay the holders of senior debt to the extent necessary to pay the senior debt in full. As a result of these payments, our general creditors may recover less, ratably, than the holders of our senior debt and such general creditors may recover more, ratably, than the holders of our debentures or our other subordinated indebtedness. In addition, the holders of our senior debt may, under certain circumstances, restrict or prohibit us from making payments on the debentures.

We are not required by the indenture to comply with financial covenants.

The indenture does not contain any financial covenants. Consequently, we are not required under the indenture to meet any financial tests, such as those that measure our working capital, interest coverage, fixed charge coverage or net worth, in order to maintain compliance with the terms of the indenture.

We may not have the ability to raise the funds necessary to purchase the debentures upon a fundamental change or other purchase date, as required by the indenture governing the debentures.

Holders of the debentures may require us to purchase their debentures on February 15, 2009, February 15, 2014 and February 15, 2019. In addition, holders of the debentures also may require us to purchase their debentures for cash upon a fundamental change event as described under “Description of Debentures—Fundamental Change Permits Purchase of Debentures By Us at the Option of the Holder.” A fundamental change also may constitute an event of default, and result in the acceleration of the maturity of our then existing indebtedness, under another indenture or other agreement. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the purchase price for the debentures tendered by holders. Failure by us to purchase the debentures when required will result in an event of default with respect to the debentures.

The trading prices for the debentures will be directly affected by the trading prices of our common stock.

The trading prices of the debentures in the secondary market will be directly affected by the trading prices of our common stock, the general level of interest rates and our credit quality. It is impossible to predict whether the price of our common stock or interest rates will rise or fall. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market after the offering of the debentures, or the perception that such sales could occur, could affect the price of our common stock. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of our common stock. Any other arbitrage could, in turn, affect the trading prices of the debentures.

The trading market for the debentures is not active.

We have not listed the debentures on any securities exchange or have not included them in any automated quotation system. We cannot assure you that trading market for the debentures will more actively develop or as to the liquidity or sustainability of any such market, your ability to sell the debentures or the price at which you will be able to sell your debentures. Future trading prices of the debentures will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities.

If you hold debentures, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold debentures, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you in exchange for your debentures and in limited cases under the anti-dilution adjustments of the debentures. For example, in the event that an amendment is proposed to our certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

If the market price of our stock continues to be highly volatile, the value of an investment in our common stock may decline.

Within the last 12 months, our common stock has traded between $5.00 and $37.54 per share. The market price of the shares of our common stock has been and may continue to be highly volatile. Announcements may have a significant impact on the market price of our common stock. These announcements may include:

•	our operating results;

•	developments in our relationships with corporate customers;

•	changes in regulatory policy or interpretation;

•	changes in the ratings of our stock by securities analysts;

•	market conditions for telecommunications stocks in general; and

•	general economic and market conditions.

The stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market prices for emerging telecommunications companies, and which have often been unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of our common stock. In addition, sales of substantial amounts of our common stock in the public market could lower the market price of our common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling security holders of the debentures or the shares of common stock issuable upon conversion of the debentures.

DESCRIPTION OF DEBENTURES

The debentures were issued under the indenture between us and U.S. Bank National Association, as trustee.

We have summarized portions of the indenture below. This summary is not complete. We urge you to read the indenture because it defines your rights as a holder of the debentures. In this section, “Equinix,” “we,” “our” and “us” each refers only to Equinix, Inc. and not to any existing or future subsidiary.

General

The debentures are unsecured subordinated obligations of Equinix and are convertible into our common stock as described under “Conversion Rights” below. The debentures are limited to an aggregate principal amount of $86,250,000 and will mature on February 15, 2024.

The debentures bear interest at the rate of 2.50% per year from the date of issuance of the debentures, or from the most recent date to which interest had been paid or provided for. Interest is payable semi-annually in arrears on February 15 and August 15 of each year, commencing August 15, 2004, to holders of record at the close of business on the preceding February 1 and August 1, respectively. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the maturity, conversion, purchase by us at the option of the holder or redemption of a debenture, interest ceases to accrue on the debenture under the terms of and subject to the conditions of the indenture.

Principal is payable, and debentures may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York, New York, which is initially the office or agency of the trustee in New York, New York. See “—Form, Denomination and Registration.”

The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of senior debt or other indebtedness, or the issuance or repurchase of securities by us. The indenture contains no covenants or other provisions to protect holders of the debentures in the event of a highly leveraged transaction or a fundamental change, except to the extent described under “—Fundamental Change Permits Purchase of Debentures By Us at the Option of the Holder” below.

Ranking

The debentures are unsecured obligations and are subordinated in right of payment, as provided in the indenture, to the prior payment in full of all of our existing and future senior debt and equal in right of payment with all of our future subordinated debt.

As of June 30, 2004, we had approximately $36 million of senior debt principal outstanding. These convertible secured notes will remain senior debt and the indenture does not limit the creation of additional senior debt (or other indebtedness) in the future (see “—Use of Proceeds”).

Any senior debt will continue to be senior debt and will be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any of its terms.

The indenture provides that in the event of any payment or distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the holders of our senior debt shall first be paid in respect of all senior debt in full in cash or other payment satisfactory to the holders of senior debt before we make any payments of principal of, and interest (including liquidated damages, if any) on the debentures. In addition, if the debentures are accelerated because of an event of default, the holders of any senior debt would be entitled to payment in full in cash or other payment satisfactory to the holders of senior debt of all obligations in respect of senior debt before the holders of the debentures are entitled to receive any payment or distribution. Under the indenture, we must promptly notify holders of senior debt if payment of the debentures is accelerated because of an event of default.

The indenture further provides that if any default by us has occurred and is continuing in the payment of principal of, premium, if any, or interest on, other payment obligations in respect of, any senior debt whether by acceleration or otherwise, then no payment shall be made on account of principal of, or interest on the debentures (including any liquidated damages), until (i) all such payments due in respect of that senior debt have been paid in full in cash or other payment satisfactory to the holders of that senior debt and (ii) at the time of, or immediately after giving effect to, any such payment of principal of or interest on the debentures, there does not exist under any senior debt or any agreement pursuant to which any senior debt has been issued any default which shall not have been cured or waived and which shall have resulted in the full amount of such senior debt being declared due and payable.

During the continuance of any event of default with respect to any designated senior debt (other than a default in payment of the principal of or premium, if any, or interest on, rent or other payment obligations in respect of any designated senior debt), permitting the holders thereof to accelerate the maturity thereof (or, in the case of any lease, permitting the landlord either to terminate the lease or to require us to make an irrevocable offer to terminate the lease following an event of default thereunder), no payment may be made by us, directly or indirectly, with respect to principal of or, or interest on the debentures (including any liquidated damages, if any) for 179 days following written notice to us, from any holder, representative or trustee under any agreement pursuant to which that designated senior debt may have been issued, that such an event of default has occurred and is continuing, unless such event of default has been cured or waived or that designated senior debt has been paid in full in cash or other payment satisfactory to the holders of that designated senior debt.

Notwithstanding the foregoing (but subject to the provisions described above limiting payment on the debentures in certain circumstances), unless the holders of such designated senior debt or the representative of such holders shall have accelerated the maturity of such designated senior debt, we may resume payments on the debentures after the end of such blockage period. Not more than one payment blockage notice may be given in any consecutive 365-day period, irrespective of the number of defaults with respect to one or more issues of designated senior debt during such period.

“Senior debt” means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post petition interest is allowable as a claim in any such proceeding) and rent payable on or termination payment with respect to or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our indebtedness (including convertible notes issued to a subsidiary of STT Communications and entities affiliated with Crosslink Capital in connection with financing transactions in December 2002 and June 2003), whether outstanding on the date of the indenture or subsequently created, incurred, assumed, guaranteed or in effect guaranteed by us (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), except for:

•	any indebtedness that by its terms expressly provides that such indebtedness shall not be senior in right of payment to the debentures or expressly provides that such indebtedness is equal in right of payment with the debentures;

•	any indebtedness between or among us or any of our subsidiaries, or a majority of the voting stock of which we directly or indirectly own or any of our affiliates other than (i) indebtedness held by an affiliate on the date of the indenture, (ii) indebtedness acquired after the date of the indenture by operation of the pay-in-kind terms of any indebtedness held by an affiliate on the date of the indenture as such pay-in-kind terms are in effect on the date of the indenture, (iii) indebtedness acquired by an affiliate pursuant to preemptive rights held by such affiliate on the date of the indenture, or (iv) unless the amount under (iii) is greater, up to 25% of the aggregate principal amount of any future series of indebtedness issued after the date of the indenture acquired directly from us in connection with a bona fide offering of such series of indebtedness directed principally to unaffiliated third parties;

•	our real property leases;

•	any liability for federal, state, local or other taxes owed or owing by us; and

•	our trade payables and accrued expenses (including, without limitation, accrued compensation) for goods, services or materials purchased or provided in the ordinary course of business.

Designated senior debt is our senior debt which, on the date of a payment event of default or the delivery of a payment blockage notice, has an aggregate amount outstanding of, or under which, on such date, the holders thereof are committed to lend up to, at least $5.0 million and is specifically designated in the instrument evidencing or governing that senior debt as “designated senior debt” for purposes of the indenture. However, the instrument may place limitations and conditions on the right of that senior debt to exercise the rights of designated senior debt. At June 30, 2004, we had $36 million designated senior debt principal outstanding.

By reason of these subordination provisions, in the event of insolvency, funds which we would otherwise use to pay the holders of debentures will be used to pay the holders of senior debt to the extent necessary to pay senior debt in full in cash or other payment satisfactory to the holders of senior debt. As a result of these payments, our general creditors may recover less, ratably, than holders of senior debt and such general creditors may recover more, ratably, than holders of debentures.

The debentures are effectively subordinated to all existing and future liabilities of our subsidiaries. Any right we have to receive assets of our existing subsidiaries or any future subsidiaries upon the latter’s liquidation or reorganization (and the consequent right of the holders of the debentures to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that we are ourselves recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. There are no restrictions in the indenture on the ability of our existing subsidiaries or any future subsidiaries to incur indebtedness or other liabilities.

We will be obligated to pay reasonable compensation to the trustee and to indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the debentures. The trustee’s claims for such payments will be senior to those of holders of the debentures in respect of all funds collected or held by the trustee.

Conversion Rights

Subject to the conditions and during the periods described below, holders may convert their debentures into our common stock at an initial conversion rate of 25.3165 shares of our common stock per $1,000 principal amount of debenture, unless previously redeemed or purchased. This is equivalent to an initial conversion price of approximately $39.50 per share.

The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder’s debentures so long as the debentures converted are an integral multiple of $1,000 principal amount.

Upon conversion of a debenture, a holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates) and we will not adjust the conversion rate to account for accrued and unpaid interest. Our delivery to the holder of the full number of shares of our common stock into which the debenture is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay the principal amount of the debenture. As a result, any accrued but unpaid interest to the conversion date is deemed to be cancelled, extinguished and forfeited upon conversion. For a discussion of the tax treatment to you of receiving our common stock upon conversion, see “Certain U.S. Federal Income Tax Considerations.” We are not required to issue fractional shares of common stock upon conversion of debentures and, in lieu of fractional shares, we will pay a cash adjustment based upon the market price of the common stock on the last trading day prior to the date of conversion.

If a holder converts debentures, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the tax is due because the holder requests the shares to be issued or delivered to a person other than the holder, in which case the holder will pay that tax.

If a holder wishes to exercise its conversion right, such holder must deliver an irrevocable duly completed conversion notice, together, if the debentures are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. The conversion agent will, on the holder’s behalf, convert the debentures into shares of our common stock. Holders may obtain copies of the required form of the conversion notice from the conversion agent. A certificate, or a book-entry transfer through The Depository Trust Company, New York, New York, or DTC, for the number of full shares of our common stock into which any debentures are converted, together with a cash payment for any fractional shares, will be delivered through the conversion agent as soon as practicable, but no later than the fifth business day, following the conversion date. The trustee will initially act as the conversion agent.

If a holder has already delivered a purchase notice as described under either “—Purchase of Debentures By Us at the Option of the Holder” or “—Fundamental Change Permits Purchase of Debentures By Us at the Option of the Holder” with respect to a debenture, however, the holder may not surrender that debenture for conversion until the holder has withdrawn the purchase notice in accordance with the indenture.

Holders of debentures at the close of business on a regular record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such debentures at any time after the close of business on the applicable regular record date. Debentures surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the next interest payment date must be accompanied by payment of an amount equal to the interest that the holder is to receive on the debentures; provided, however, that no such payment need be made (1) if we have specified a redemption date that is after a record date and on or prior to the next interest payment date, (2) if we have specified a purchase date following a fundamental change that is after a record date and on or prior to the next interest payment date or (3) only to the extent of overdue interest, if any overdue interest exists at the time of conversion with respect to such debenture.

Holders may surrender their debentures for conversion into shares of our common stock prior to stated maturity in only the following circumstances:

Conversion Upon Satisfaction of Sale Price Condition

A holder may surrender any of its debentures for conversion into shares of our common stock in any calendar quarter (and only during such calendar quarter) after the quarter ending June 30, 2004 if the sale price of our common stock, for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter, is greater than or equal to 120% of the applicable conversion price per share of our common stock on such last trading day.

The “sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market. The sale price will be determined without reference to after-hours or extended market trading.

If our common stock is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization.

If our common stock is not so quoted, the “sale price” will be the average of the mid-point of the last bid and asked prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

“Trading day” means a day during which trading in securities generally occurs on The New York Stock Exchange or, if our common stock is not then listed on The New York Stock Exchange, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not then listed on a national or regional securities exchange, on the National Association of Securities Dealers Automated Quotation System (“Nasdaq”) or, if our common stock is not then quoted on Nasdaq, on the principal other market on which our common stock is then traded.

Conversion Upon Satisfaction of Trading Price Condition

Holders may surrender their debentures for conversion into our common stock prior to maturity during the five business days immediately following any five consecutive trading-day period in which the trading price per $1,000 principal amount of debentures (as determined following a request by a holder of the debentures in accordance with the procedures described below) for each day of that period was less than 98% of the product of the sale price of our common stock and the then applicable conversion rate (the “98% Trading Exception”); provided, however, that if, on the date of any conversion of the debentures pursuant to the 98% Trading Exception that is on or after February 15, 2019, the sale price of our common stock is greater than the applicable conversion price for the debentures, then holders will receive upon conversion of the debentures, in lieu of common stock based on the then applicable conversion rate for their debentures, cash, common stock or a combination of cash and common stock, at our option, with a value equal to the principal amount of their debenture plus accrued and unpaid interest, if any, as of the conversion date, which we refer to as a “principal value conversion.”

The “trading price” of the debentures on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of debentures obtained by the trustee for $2,000,000 principal amount of the debentures at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, this one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $2,000,000 principal amount of the debentures from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of the debentures will be deemed to be less than 98% of the product of the sale price of our common stock and the then applicable conversion rate.

In connection with any conversion upon satisfaction of the above trading price condition, the trustee shall have no obligation to determine the trading price of the debentures unless we have requested such determination; and we shall have no obligation to make such request unless you provide us with reasonable evidence that the trading price per $1,000 principal amount of the debentures would be less than 98% of the product of the sale price of our common stock and the then applicable conversion rate; at which time, we shall instruct the trustee to determine the trading price of the debentures beginning on the next trading day and on each successive trading day until the trading price is greater than or equal to 98% of the product of the sale price of our common stock and the then applicable conversion rate.

Conversion Upon Notice of Redemption

If we call any or all of the debentures for redemption, holders may convert debentures into our common stock at any time prior to the close of business on the business day immediately preceding the redemption date, even if the debentures are not otherwise convertible at such time. If a holder already has delivered a purchase notice with respect to a debenture, however, the holder may not surrender that debenture for conversion until the holder has withdrawn the purchase notice in accordance with the indenture.

Conversion Upon Specified Corporate Transactions

If we elect to:

•	distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at less than the sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution, or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 10% of the sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution, we must notify the holders of the debentures at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their debentures for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, even if the debentures are not otherwise convertible at such time. No holder may exercise this right to convert if the holder otherwise may participate in the distribution without conversion. The ex-dividend date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant distribution from the seller of the common stock to its buyer.

In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash or property other than securities, a holder may surrender debentures for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction. If we engage in certain reclassifications of our common stock or are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a debenture into our common stock will be changed into a right to convert a debenture into the kind and amount of cash, securities or other property that the holder would have received if the holder had converted its debentures immediately prior to the applicable record date for such transaction. If the transaction also constitutes a fundamental change, as defined below, a holder can require us to purchase all or a portion of its debentures as described below under “—Fundamental Change Permits Purchase of Debentures By Us at the Option of the Holder.”

Conversion Rate Adjustments

The initial conversion price will be adjusted for certain events, including:

•	the issuance of our common stock as a dividend or distribution on our common stock;

•	certain subdivisions and combinations of our common stock;

•	the issuance to all holders of our common stock of certain rights or warrants to purchase our common stock for a period expiring 60 days from the date of issuance of such rights or warrants (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock;

•	the dividend or other distribution to all holders of our common stock of shares of our capital stock (other than common stock) or evidences of our indebtedness or our assets (including securities, but excluding those rights and warrants referred to above and dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph or dividends or distributions paid exclusively in cash);

•	dividends or other distributions consisting exclusively of cash to all holders of our common stock; and

•

payments to holders of our common stock pursuant to a tender or exchange offer made by us or any of our subsidiaries to the extent that the same involves an aggregate consideration that, together with any cash and the fair market value of any other consideration paid in any other tender or exchange offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding such tender or exchange offer for which no adjustment has been made exceeds 10% of our market capitalization on the expiration of such tender or exchange offer.

No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

In the case of any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination), a consolidation, merger or combination involving us, a sale, conveyance or lease to another corporation of all or substantially all of our property and assets, or any statutory share exchange, in each case as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the debentures then outstanding will be entitled thereafter to convert those debentures into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such recapitalization, reclassification, change, consolidation, merger, combination, sale, conveyance or statutory share exchange had such debentures been converted into our common stock immediately prior to such recapitalization, reclassification, change, consolidation, merger, combination, sale, conveyance or statutory share exchange. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price, the holders of debentures may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common stock. See “Material United States Federal Income Tax Considerations.”

We may from time to time, to the extent permitted by law, reduce the conversion price of the debentures by any amount for any period of at least 20 days. In that case we will give at least 15 days notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

Optional Redemption

There is no sinking fund for the debentures. On and after February 15, 2009, we will be entitled to redeem some or all of the debentures on at least 20 but not more than 60 days notice, at a redemption price equal to 100% of the principal amount of the debentures plus any accrued and unpaid interest to, but excluding, the date fixed for redemption. However, if a redemption date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date and the redemption price shall not include such interest payment.

If we do not redeem all of the debentures, the trustee will select the debentures to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate. If any debentures are to be redeemed in part only, a new debenture or debentures in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder’s debentures is selected for partial redemption and the holder converts a portion of its debentures, the converted portion will be deemed to be taken from the portion selected for redemption.

Purchase of Debentures by Us at the Option of the Holder

Holders have the right to require us to purchase all or a portion of their debentures on February 15, 2009, February 15, 2014 and February 15, 2019. The purchase price payable will be equal to 100% of the principal amount of the debentures to be purchased plus any accrued and unpaid interest to but excluding the purchase date.

We will be required to purchase any outstanding debentures for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 23 business days prior to the relevant purchase date until the close of business on the third business day prior to the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related debentures. Also, as described in the “Risk Factors” section of this prospectus under the caption “We may not have the ability to raise the funds necessary to purchase the debentures upon a fundamental change or other purchase date, as required by the indenture governing the debentures,” we may not have funds sufficient to purchase the debentures when we are required to do so.

On or before the 23rd business day prior to each purchase date, we will provide to the trustee, any paying agent and to all holders of the debentures at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

•	the name and address of the trustee, any paying agent and the conversion agent; and

•	the procedures that holders must follow to require us to purchase their debentures.

•	The purchase notice given by each holder electing to require us to purchase their debentures must state:

•	in the case of debentures in certificated form, the certificate numbers of the holder’s debentures to be delivered for purchase;

•	the portion of the principal amount of debentures to be purchased, in integral multiples of $1,000; and

•	that the debentures are to be purchased by us pursuant to the applicable provision of the debentures and the indenture.

If the debentures are not in certificated form, your notice must comply with appropriate DTC procedures.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

No debentures may be purchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the debentures.

You may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the trustee or any paying agent prior to the close of business on the third business day prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn debentures;

•	if certificated debentures have been issued, the certificate numbers of the withdrawn debentures; and

•	the principal amount, if any, which remains subject to the purchase notice.

If the debentures are not in certificated form, your notice must comply with appropriate DTC procedures.

You must either effect book-entry transfer or deliver the debentures, together with necessary endorsements, to the office of the trustee or any paying agent after delivery of the purchase notice to receive payment of the purchase price. You will receive payment promptly following the later of the purchase date or the time of bookentry transfer or the delivery of the debentures. If the trustee or any paying agent holds money or securities sufficient to pay the purchase price of the debentures on the business day following the purchase date, then:

•	the debentures will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the debentures is made or whether or not the debentures are delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the purchase price upon delivery or transfer of the debentures).

Fundamental Change Permits Purchase of Debentures By Us at the Option of the Holder

If a fundamental change occurs, each holder of debentures will have the right to require us to purchase some or all of that holder’s debentures not previously called for redemption, or any portion of those debentures that is equal to $1,000 or a whole multiple of $1,000, on the date that is 45 days after the date we give notice at a purchase price equal to 100% of the principal amount of the debentures to be purchased, plus any accrued and unpaid interest to but excluding the purchase date.

Within 30 days after the occurrence of a fundamental change, we are required to give notice to all holders of debentures, as provided in the indenture, of the occurrence of the fundamental change and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee. To exercise the repurchase right, a holder of debentures must deliver prior to or on the 30th day after the date of our notice irrevocable written notice to the trustee of the holder’s exercise of its repurchase right, together with the debentures with respect to which the right is being exercised.

A “fundamental change” will be deemed to have occurred at such time after the original issuance of the debentures when the following has occurred:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; provided, however, that the conversion of notes or exercise of warrants outstanding on the date the debentures are issued by the holders thereof, shall not be deemed a “fundamental change”; and provided further, that shares issuable upon conversion of payment-in-kind notes issued to any holder of such notes as payment of interest on such notes shall not be deemed a “fundamental change”;

•	(a) the direct or indirect sale or transfer of all or substantially all of the Company’s assets; (b) any business combination which results in the holders of the Company’s capital stock, calculated on an as-converted basis, prior to such business combination beneficially owning less than 50% of the voting securities of the resulting parent entity in such business combination; or (c) a change in the composition of the board of directors of the Company, as a result of which fewer than 50% of the incumbent directors are directors who either (i) had been members of the Company’s board of directors on the corresponding calendar day of the second preceding year (the “Original Directors”); or (ii) were nominated for election or appointed to the board of directors of the Company by a majority of the aggregate of the Original Directors and other directors nominated or appointed in a manner consistent with this clause (ii);

•	our common stock (or other common stock into which the debentures are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on the Nasdaq National Market; or

•	our stockholders pass a resolution approving a plan of liquidation or dissolution.

However, a fundamental change will not be deemed to have occurred if:

•	the daily market price per share of common stock for any five trading days within the period of 10 consecutive trading days beginning immediately after the later of the fundamental change or the public announcement of the fundamental change (in the case of a fundamental change under the first bullet point above or under (c) of the second bullet point above) or the period of 10 consecutive trading days ending immediately before the fundamental change (in the case of a fundamental change under (a) and (b) of the second bullet point above) shall equal or exceed 110% of the conversion price of the debentures in effect on the date of the fundamental change or the public announcement of the fundamental change, as applicable; or

•	in the case of the second bullet point above, at least 95% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the fundamental change consists of shares of common stock that are, or upon issuance will be, traded on the New York Stock Exchange or quoted on the Nasdaq National Market.

The beneficial owner shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term “person” includes any syndicate or group which would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

Rule 13e-4 under the Exchange Act, as amended, requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the debentures. We will comply with this rule to the extent applicable at that time.

We may, to the extent permitted by applicable law, at any time purchase the debentures in the open market or by tender at any price or by private agreement. Any debenture so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any debentures surrendered to the trustee may not be reissued or resold and will be canceled promptly.

The foregoing provisions would not necessarily protect holders of the debentures if highly leveraged or other transactions involving us occur that may adversely affect holders.

Our ability to repurchase debentures upon the occurrence of a fundamental change is subject to important limitations. The occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by, the terms of existing or future senior debt. As a result, any repurchase of the debentures would, absent a waiver, be prohibited under the subordination provisions of the indenture until the senior debt is paid in full. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the debentures that might be delivered by holders of debentures seeking to exercise the repurchase right. Any failure by us to repurchase the debentures when required following a fundamental change would result in an event of default under the indenture, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under existing or future senior debt. See “—Ranking” above.

Consolidation, Merger and Sale of Assets

We may, without the consent of the holders of debentures, consolidate with, merge into or transfer all or substantially all of our assets to any corporation, limited liability company, partnership or trust organized under the laws of the United States or any of its political subdivisions provided that:

•	the surviving entity assumes all our obligations under the indenture and the debentures;

•	at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

•	an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger or transfer complies with the provisions of the indenture, have been delivered to the trustee.

Information Requirement

We have agreed that for a period of two years after February 11, 2004, during any period in which we are not subject to the reporting requirements of the Exchange Act, to make available to holders of the debentures, or beneficial owners of interests therein, or any prospective purchaser of the debentures, the information required by Rule 144A(d)(4) to be made available in connection with the sale of debentures or beneficial interests in the debentures.

Events of Default

Each of the following will constitute an event of default under the indenture:

•	our failure to pay when due the principal on any of the debentures at maturity, upon redemption or exercise of a repurchase right or otherwise, whether or not such payment is prohibited by the subordination provisions of the indenture;

•	our failure to pay an installment of interest (including liquidated damages, if any) on any of the debentures for 30 days after the date when due, whether or not such payment is prohibited by the subordination provisions of the indenture;

•	our failure to deliver shares of common stock, together with cash instead of fractional shares, when those shares of common stock or cash instead of fractional shares are required to be delivered following conversion of a debenture, and that failure continues for 10 days;

•	our failure to perform or observe any other term, covenant or agreement contained in the debentures or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the debentures then outstanding;

•	our failure to make any payment by the end of the applicable grace period, if any, after the maturity of any indebtedness for borrowed money in an amount in excess of $5.0 million, or if there is an acceleration of indebtedness for borrowed money in an amount in excess of $5.0 million because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in either case, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the debentures then outstanding;

•	our failure to give timely notice of a fundamental change; and

•	certain events of our bankruptcy, insolvency or reorganization.

If an event of default specified in the seventh bullet point above occurs and is continuing, then the principal of all the debentures and the interest thereon shall automatically become immediately due and payable. If an event of default shall occur and be continuing, other than an event of default specified in the seventh bullet point above, the trustee or the holders of at least 25% in aggregate principal amount of the debentures then outstanding may declare the debentures due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of debentures by appropriate judicial proceedings. Such declaration may be rescinded and annulled with the written consent of the holders of a majority in aggregate principal amount of the debentures then outstanding, subject to the provisions of the indenture.

The holders of a majority in aggregate principal amount of debentures at the time outstanding through their written consent, or the holders of a majority in aggregate principal amount of debentures then outstanding represented at a meeting at which a quorum is present by a written resolution, may waive any existing default or event of default and its consequences except any default or event of default:

•	in any payment on the debentures;

•	in respect of the conversion rights of the debentures; or

•	in respect of the covenants or provisions in the indenture that may not be modified or amended without the consent of the holder of each debenture affected as described in “—Modification, Waiver and Meetings” below.

Holders of a majority in aggregate principal amount of the debentures then outstanding through their written consent, or the holders of a majority in aggregate principal amount of the debentures then outstanding represented at a meeting at which a quorum is present by a written resolution, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee, subject to the provisions of the indenture. The indenture contains a provision entitling the trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of debentures before proceeding to exercise any right or power under the indenture at the request of such holders. The rights of holders of the debentures to pursue remedies with respect to the indenture and the debentures are subject to a number of additional requirements set forth in the indenture.

The right of any holder:

•	to receive payment of principal and interest (including liquidated damages, if any), payments required by exercise of our option to purchase debentures or the holders’ rights to require us to purchase the debentures, the fundamental change purchase price in respect of the debentures held by that holder on or after the respective due dates expressed in the debentures;

•	to convert those debentures; or

•	to bring suit for the enforcement of any such payment on or after the respective due dates expressed in the debentures and the right to convert,

will not be impaired or affected without that holder’s consent.

The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the debentures notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the debentures when due or in the payment of any redemption or repurchase obligation.

We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture. In addition, we are required to file with the trustee a written notice of the occurrence of any default or event of default within five business days of our becoming aware of the occurrence of any default or event of default.

Modification, Waiver and Meetings

The indenture contains provisions for convening meetings of the holders of debentures to consider matters affecting their interests.

The indenture (including the terms and conditions of the debentures) may be modified or amended by us and the trustee, without the consent of the holder of any debenture, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of debentures;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of debentures if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	providing for the assumption of our obligations to the holders of debentures in the case of a merger, consolidation, conveyance, transfer or lease;

•	reducing the conversion price, provided that the reduction will not adversely affect the interests of holders of debentures in any material respect;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	making any changes or modifications to the indenture necessary in connection with the registration of the debentures under the Securities Act, as contemplated by the registration rights agreement, provided that this action does not adversely affect the interests of the holders of the debentures in any material respect;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; or

•	adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of debentures in any material respect.

Modifications and amendments to the indenture or to the terms and conditions of the debentures may also be made, and noncompliance by us with any provision of the indenture or the debentures may be waived, either:

•	with the written consent of the holders of at least a majority in aggregate principal amount of the debentures at the time outstanding; or

•	by the adoption of a resolution at a meeting of holders at which a quorum is present by at least a majority in aggregate principal amount of the debentures represented at such meeting.

However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each debenture affected:

•	change the maturity of the principal of or any installment of interest on any debenture (including any payment of liquidated damages);

•	reduce the principal amount of, or any premium, if any, on any debenture;

•	reduce the interest rate or interest (including any liquidated damages) on any debenture;

•	change the currency of payment of principal of, premium, if any, or interest on any debenture;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or the conversion of, any debenture;

•	modify our obligations to maintain an office or agency in New York City;

•	except as otherwise permitted or contemplated by provisions of the indenture concerning specified reclassifications or corporate reorganizations, adversely affect the conversion rights of holders of the debentures;

•	adversely affect any repurchase option of holders;

•	modify the subordination provisions of the debentures in a manner adverse to the holders of debentures;

•	reduce the percentage in aggregate principal amount of debentures outstanding necessary to modify or amend the indenture or to waive any past default; or

•	reduce the percentage in aggregate principal amount of debentures outstanding required for the adoption of a resolution or the quorum required at any meeting of holders of debentures at which a resolution is adopted.

The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the debentures at the time outstanding.

Satisfaction and Discharge

We may discharge our obligations under the indenture while debentures remain outstanding, subject to certain conditions, if:

•	all outstanding debentures have become due and payable or will become due and payable at their scheduled maturity within one year; or

•	all outstanding debentures are scheduled for redemption within one year,

and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding debentures on the date of their scheduled maturity or the scheduled date of redemption.

Form, Denomination and Registration

The debentures were issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

Global Debentures: Book-Entry Form. The debentures were initially issued only to qualified institutional buyers as defined in Rule 144A under the Securities Act (“QIBs”) and outside the United States in accordance with Regulation S under the Securities Act. The debentures are evidenced by one or more global debentures deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co., as DTC’s nominee. Record ownership of the global debentures may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below.

A QIB may hold its interests in a global debenture directly through DTC if such QIB is a participant in DTC, or indirectly through organizations which are direct DTC participants. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. QIBs may also beneficially own interests in the global debentures held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

So long as Cede & Co., as nominee of DTC, is the registered owner of the global debentures, Cede & Co. for all purposes will be considered the sole holder of the global debentures. Except as provided below, owners of beneficial interests in the global debentures will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered holders thereof. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer a beneficial interest in the global debentures to such persons may be limited.

We will wire, through the facilities of the trustee, principal, premium, if any, and interest payments on the global debentures to Cede & Co., the nominee for DTC, as the registered owner of the global debentures. We, the trustee and any paying agent will have no responsibility or liability for paying amounts due on the global debentures to owners of beneficial interests in the global debentures.

It is DTC’s current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global debentures, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the debentures represented by the global debentures, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in debentures represented by the global debentures held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If you would like to convert your debentures into common stock pursuant to the terms of the debentures, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the debentures represented by global debentures to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

Neither we nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of debentures, including, without limitation, the presentation of debentures for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global debentures are credited and only for the principal amount of the debentures for which directions have been given.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers of the debentures. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global debentures among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause debentures to be issued in definitive form in exchange for the global debentures. None of us, the trustee or any of their respective agents will have any responsibility for the performance by DTC, direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global debentures.

According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Certificated Debentures. The debentures represented by a global debenture are exchangeable for debentures in definitive form of like tenor as that global debenture in denominations of $1,000 and in any greater amount that is an integral multiple of $1,000 if:

•	DTC notifies us in writing that it is unwilling or unable to continue as depositary for that global debenture or if at any time DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

•	we, at our option, notify the trustee in writing that we elect to issue the debentures in definitive form in exchange for all or any part of the debentures represented by the global debentures; or

•	there is, or continues to be, an event of default and the registrar has received a request from DTC for the issuance of definitive debentures in exchange for the global debentures.

Any debenture that is exchangeable pursuant to the preceding sentence is exchangeable for debentures registered in the names which DTC will instruct the trustee. It is expected that DTC’s instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in that global debenture. Subject to the foregoing, a global debenture is not exchangeable except for a global debenture or global debentures of the same aggregate denominations to be registered in the name of DTC or its nominee.

Notices

Except as otherwise provided in the indenture, notices to holders of debentures will be given by mail to the addresses of holders of the debentures as they appear in the debenture register.

Governing Law

The indenture, the debentures and the registration rights agreement will be governed by, and construed in accordance with, the law of the State of New York.

Information Regarding the Trustee

U.S. Bank National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the debentures. Equiserv is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Registration Rights

We have agreed to file with the SEC, at our expense, a shelf registration statement on such form as we deem appropriate covering resales by holders of all debentures and the common stock issuable upon conversion of the debentures. Under the terms of the registration rights agreement, we agreed to use our commercially reasonable best efforts to:

•	file such shelf registration statement with the SEC within 120 days after the earliest date of original issuance of any of the debentures;

•	cause such registration statement to become effective as promptly as is practicable, but in no event later than 210 days after the earliest date of original issuance of any of the debentures; and

•	keep the registration statement effective until such date that is the earliest of (1) the second anniversary of the date of the indenture or, if later, the second anniversary of the last date on which any notes are issued upon exercise of the initial purchasers’ option; (2) the date on which all the debentures and the common stock issuable upon conversion of the debentures may be sold by our non-affiliates pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated by the SEC under the Securities Act; and (3) the date as of which all the debentures or the common stock issuable upon conversion of the debentures have been sold either under Rule 144 under the Securities Act (or any similar provision then in force) or pursuant to the shelf registration statement.

We also agreed to provide to each registered holder copies of the prospectus contained in the shelf registration statement, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the debentures and the common stock issuable upon conversion of the debentures. A holder who sells those securities pursuant to the shelf registration statement generally will be required to be named as a selling stockholder in the related prospectus and to deliver a prospectus to purchasers and will be bound by the provisions of the registration rights agreement, which are applicable to that holder (including certain indemnification provisions). If a shelf registration statement covering those securities is not effective, they may not be sold or otherwise transferred except pursuant to an exemption from registration under the Securities Act and any other applicable securities laws or in a transaction not subject to those laws.

We may suspend the holder’s use of the prospectus for a period not to exceed 45 days in any 90-day period, and not to exceed an aggregate of 90 days in any 12 month period, if (i) we, in our reasonable judgment, believe we may possess material non-public information the disclosure of which would be seriously detrimental to us and our subsidiaries taken as a whole or (ii) the prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred or is continuing. However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which we determine in good faith would be reasonably likely to impede our ability to consummate such transaction, we may extend the suspension period from 45 days to 60 days. We need not specify the nature of the event giving rise to a suspension in any notice to holders of the Debentures of the existence of such a suspension. Each holder, by its acceptance of a debenture, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.

If,

•	on the 120th day following the earliest date of original issuance of any of the debentures, the shelf registration statement has not been filed with the SEC; or

•	on the 210th day following the earliest date of original issuance of any of the debentures, the shelf registration statement is not declared effective; or

•	the registration statement shall cease to be effective or fail to be usable without being succeeded within five business days by a post-effective amendment or a report filed with the SEC pursuant to the Exchange Act that cures the failure of the registration statement to be effective or usable; or

•	prior to or on the 45th, 60th or 90th day, as the case may be, of any period that the prospectus has been suspended as described in the preceding paragraph, such suspension has not been terminated

(each, a “registration default”), additional interest as liquidated damages will accrue on the debentures, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date, as applicable, following the date on which such liquidated damages begin to accrue, and will accrue at a rate per year equal to:

•	an additional 0.25% of the principal amount to and including the 90th day following such registration default; and

•	an additional 0.50% of the principal amount from and after the 91st day following such registration default.

In no event will liquidated damages accrue at a rate per year exceeding 0.50%. If a holder has converted some or all of its debentures into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the debentures converted.

We have agreed to distribute a questionnaire to each holder to obtain certain information regarding the holder for inclusion in the prospectus. Holders are required to complete and deliver the questionnaire within 20 days after receipt of the questionnaire so that they may be named as selling stockholders in the related prospectus at the time of effectiveness. A holder will not be entitled to sell securities pursuant to the shelf registration statement or to receive liquidated damages unless it has provided all information requested by the questionnaire prior to the deadline. Under the terms of the Registration Rights Agreement we will not be required to supplement the shelf registration statement more than once per quarter for the purpose of including selling stockholders or their transferees.

The specific provisions relating to the registration described above are contained in the registration rights agreement which was entered into on the closing of the initial offering of the debentures.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material United States federal income tax considerations relating to the purchase, ownership and disposition of the debentures and common stock into which the debentures are convertible, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to holders who purchase debentures upon their initial issuance at their initial issue price and who hold the debentures and any common stock received in conversion thereof as capital assets. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, thrifts, real estate investment trusts, regulated investment companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	partnerships or other entities treated as pass-through entities for U.S. federal income tax purposes;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities (except to the extent specifically set forth below);

•	persons that own, or are deemed to own, more than 5% of our company (except to the extent specifically set forth below);

•	certain U.S. expatriates or former long-term residents of the United States;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons who hold the debentures as a position in a hedging transaction, “straddle,” “conversion transaction,” “synthetic security” or other risk reduction transaction; or

•	persons deemed to sell the debentures or common stock under the constructive sale provisions of the Code.

In addition, if a holder is an entity treated as a partnership for United States federal income tax purposes, the tax treatment of each partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partners in partnerships which hold the debentures or common stock should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS

WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE DEBENTURES AND COMMON STOCK ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Consequences Applicable to all Holders

Contingent Payments

In certain circumstances, we may be obligated to pay you amounts in excess of the stated interest and principal payable on the debentures. The obligation to make such additional interest payments, including liquidated damages payable in certain circumstances (as described above under “Description of Debentures—Registration Rights”), may implicate the provisions of Treasury regulations relating to “contingent payment debt instruments.” If the debentures were deemed to be contingent payment debt instruments, you might, among other things, be required to treat any gain recognized on the sale or other disposition of a debenture as ordinary income rather than as capital gain. The regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation and therefore the scope of the regulations is not certain. We intend to take the position that the likelihood that such payments will be made is remote and therefore the debentures are not subject to the rules governing contingent payment debt instruments. This determination will be binding on you unless you explicitly disclose on a statement attached to your timely filed U.S. federal income tax return for the taxable year that includes the acquisition date of the debenture, or in such other method as may be required, that your determination is different. It is possible, however, that the IRS may take a contrary position from that described above, in which case the timing and character of your income from the debentures and with respect to the payments of additional interest may be different than described herein. If you are considering the purchase of debentures, you should consult your tax advisor regarding the possible application of the contingent payment debt instrument rules to the debentures. This summary assumes that the debentures will not be considered to be “contingent payment debt instruments.”

Consequences to U.S. Holders

The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a U.S. holder of the debentures or common stock. Certain consequences to “non-U.S. holders” of the debentures or common stock are described under “—Consequences to Non-U.S. Holders” below. “U.S. holder” means a beneficial owner of a debenture that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Interest

You must include interest paid on the debentures as ordinary income at the time it is received or accrued, in accordance with your regular method of accounting for United States federal income tax purposes.

Constructive Dividends

Holders of convertible debt instruments such as the debentures may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the debentures (including, without limitation, adjustments in respect of taxable dividends to our stockholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions includible in your income in the manner described under “—Dividends” below even though you have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

Sale, Exchange or Other Taxable Disposition of the Debentures

Upon the sale, exchange (other than a conversion) or other taxable disposition of a debenture (including a redemption), you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or other taxable disposition (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income) and (ii) your adjusted tax basis in the debenture. Your adjusted tax basis in a debenture generally will equal the cost of the debenture. Such capital gain or loss will be long-term capital gain or loss if you have held the debenture for more than one year at the time of sale, exchange or other disposition. Long-term capital gains recognized by certain noncorporate U.S. holders, including individuals, will generally be subject to a reduced tax rate if the debenture is held for more than one year. The deductibility of capital losses is subject to limitations.

Conversion of the Debentures

You generally will not recognize any income, gain or loss upon conversion of a debenture into shares of common stock except with respect to cash received in lieu of a fractional share of common stock. Your aggregate tax basis in the shares of common stock received on conversion of a debenture will be the same as your aggregate tax basis in the debenture at the time of conversion (reduced by any basis allocable to a fractional share interest for which you received cash), and the holding period for such shares received on conversion will generally include the holding period of the debenture converted.

You will recognize gain or loss for federal income tax purposes upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and the holder’s tax basis in such fractional share. This gain or loss should be capital gain or loss and should be taxable as described under “—Sale, Exchange or Other Disposition of the Debentures,” above.

Dividends

Distributions, if any, made on our common stock generally will be included in your income as ordinary dividend income to the extent of our current or accumulated earnings and profits. Under recently enacted legislation, however, with respect to noncorporate taxpayers for taxable years beginning after December 31, 2002 and before January 1, 2009, such dividends are generally taxed at the lower applicable capital gains rate provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction subject to certain holding period requirements and other requirements and limitations.

Sale, Exchange or Redemption of Common Stock

Upon the sale, exchange or redemption of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale, exchange or redemption and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the sale, exchange or redemption. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced rate of United States federal income tax. Your adjusted tax basis and holding period in common stock received upon a conversion of a debenture are determined as discussed above under “—Conversion of the Debentures.” The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

We are required to furnish to the record holders of the debentures and common stock, other than corporations and other exempt holders, and to the IRS, information with respect to interest paid on the debentures and dividends paid on the common stock.

You may be subject to backup withholding (which is currently imposed at a 28% rate but will increase to a 31% rate in 2011) with respect to interest paid on the debentures, dividends paid on the common stock or with respect to proceeds received from a disposition of the debentures or shares of common stock. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding provided that they properly certify their qualification for exemption. You will be subject to backup withholding if you are not otherwise exempt and you (i) fail to furnish your taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number; (ii) furnish an incorrect TIN; (iii) are notified by the IRS that you have failed to properly report payments of interest or dividends; or (iv) fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding. Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability (or in some cases you may be entitled to a refund) provided that the required information is furnished to the IRS in a timely manner.

Consequences to Non-U.S. Holders

The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a non-U.S. holder of the debentures. For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of debentures that is a nonresident alien or a corporation, estate or trust that is not a U.S. holder.

In general, subject to the discussion below concerning backup withholding:

Interest

You will not be subject to the 30% United States federal withholding tax with respect to payments of interest on the debentures provided that either such interest is effectively connected with the conduct of a United States trade or business, or it is not effectively connected with the conduce of a United States trade or business and:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person;”

•	you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	you provide your name and address, and certify, under penalties of perjury, that you are not a United States person (which certification may be made on an IRS Form W-8BEN (or successor form)), or that you hold your debentures through certain intermediaries, and you and the intermediaries satisfy the certification requirements of applicable Treasury Regulations.

Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals. Prospective investors should consult their tax advisors regarding the certification requirements for non-U.S. holders.

If you cannot satisfy the requirements enumerated in the bullet points described above, you will be subject to the 30% United States federal withholding tax with respect to payments of interest on the debentures, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the debenture is not subject to withholding tax because it is effectively connected with the conduct of a United States trade or business.

If you are engaged in a trade or business in the United States and interest on a debenture is effectively connected with your conduct of that trade or business, you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable United States income tax treaty) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Absent further relevant guidance from the IRS, we intend to treat payments of additional interest made to you as liquidated damages as described above under “Description of Debentures—Registration Rights” as subject to U.S. federal withholding tax. Therefore, we intend to withhold on such payments at a rate of 30% unless we receive an IRS Form W-8BEN or an IRS Form W-8ECI from you claiming, respectively, that such payments are subject to reduction or elimination of withholding under an applicable treaty or that such payments are effectively connected with the conduct of a U.S. trade or business. If you are considering the purchase of debentures, you should consult your tax advisors regarding whether you can obtain a refund for the withholding tax imposed on payments of additional interest on the grounds that such payments represent interest qualifying for an exemption or some other grounds.

Sale, Exchange or Other Disposition of the Debentures or Common Stock

Any gain realized by you on the sale, exchange or other disposition of a debenture (except with respect to accrued and unpaid interest, which would be taxable as described above) or a share of common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition and certain conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock (such period is referred to herein as the “applicable period”).

If your gain is described in the first bullet point above, you generally will be subject to United States federal income tax on the net gain derived from the sale. If you are a corporation, then any such effectively connected gain received by you may also, under certain circumstances, be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable United States income tax treaty).

If you are an individual described in the second bullet point above, you will be subject to a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States.

We do not believe that we are currently a United States real property holding corporation. However, since our business involves the ownership of significant amounts of property that is considered United States real property, there can be no assurance that we will not become a United States real property holding corporation in the future. In addition, there is some uncertainty as to whether certain of our assets are considered United States real property. Accordingly, there can be no assurance that the Internal Revenue Service would agree with our determination that we are not currently a United States real property holding corporation. Even if we were, or were to become, a United States real property holding corporation, no adverse tax consequences would apply to you if our common stock remains regularly traded on an established securities market at the time you dispose of debentures or common stock, unless (i) the fair market value of all of your debentures (determined as of any date(s) you purchased any debentures) was more than five percent of the fair market value of our common stock (determined on such date(s)) or (ii) you hold, directly and indirectly, at any time during the applicable period, more than five percent of our common stock.

Conversion of the Debentures

You generally will not recognize any income, gain or loss on the conversion of a debenture into common stock. To the extent you receive cash in lieu of fractional shares of common stock upon conversion of a debenture, you generally would be subject to the rules described under “—Consequences to Non-U.S. Holders—Sale, Exchange or Other Disposition of the Debentures or Common Stock” above.

Dividends

In general, dividends, if any, received by you with respect to our common stock (and any deemed distributions to you as a debenture holder that result from certain adjustments, or failures to make certain adjustments, to the conversion price of the debentures, see “—Consequences to U.S. Holders—Constructive Dividends” above) will be subject to withholding of United States federal income tax at a 30% rate, unless such rate is reduced by an applicable United States income tax treaty. Dividends that are effectively connected with your conduct of a trade or business in the United States are generally subject to United States federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable United States income tax treaty.

In order to claim the benefit of a United States income tax treaty or to claim exemption from withholding because dividends paid to you on our common stock are effectively connected with your conduct of a trade or business in the United States, you must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor form as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Backup Withholding and Information Reporting

Backup withholding generally will not apply to interest payments made to you in respect of the debentures and dividends paid to you on our common stock if you furnish us or our paying agent with appropriate documentation of your non-U.S. status. However, certain information reporting may still apply with respect to interest and dividend payments even if certification is provided. The payment of proceeds from your disposition of debentures (including a redemption) or common stock to or through the U.S. office of any broker, domestic or foreign, will be subject to information reporting and possible backup withholding unless you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption. The payment of the proceeds from your disposition of debentures or common stock to or through a non-U.S. office of either a U.S. broker or a non-U.S. broker that is a U.S.-related person will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files that you are not a U.S. person and the broker has no knowledge to the contrary, or you establish an exemption. For this purpose, a “U.S.-related person” is (i) a controlled foreign corporation for U.S. federal income tax purposes, (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business or (iii) a foreign partnership that is either engaged in the conduct of a trade or business in the U.S. or of which 50% or more of its income or capital interests are held by U.S. persons. Neither information reporting nor backup withholding will apply to a payment of the proceeds of your disposition of debentures or common stock by or through a non-U.S. office of a non-U.S. broker that is not a U.S.-related person.

Copies of any information returns filed with the IRS may be made available by the IRS, under the provisions of a specific treaty or agreement, to the taxing authorities of the country in which you reside.

You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability (or in some cases you may be entitled to a refund), provided that the required information is furnished to the IRS in a timely manner.

The preceding discussion of material U.S. Federal income tax considerations is for general information only. It is not tax advice. You should consult your own tax advisor regarding the particular U.S. Federal, state, local, and foreign tax consequences of any change or proposed change in applicable laws.

SELLING SECURITYHOLDERS

We originally issued the debentures on February 11, 2004 and February 18, 2004. The debentures were resold by the initial purchasers to qualified institutional buyers under Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act. Selling securityholders may offer and sell the debentures and the underlying common stock pursuant to this prospectus.

The table below sets forth the name of each selling securityholder and the principal amount of debentures and shares of common stock issuable upon conversion of the debentures owned by each selling securityholder that may be offered pursuant to this prospectus. Because the selling securityholders may offer all or some of their debentures or the underlying common stock from time to time, we cannot estimate the amount of the debentures or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. The column showing ownership after completion of the offering assumes that the selling securityholders will sell all of the securities offered by this prospectus. The selling securityholders listed in the table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their debentures since the date on which the information in table is presented. Information about the selling securityholders may change over time. Any change in this information will be set forth in prospectus supplements, if required. To our knowledge and based on representations made by the selling securityholders, none of the selling securityholders (other than Citigroup Global Markets Inc.) has had any material relationship with us or any of our affiliates within the past three years. Citigroup Global Markets Inc. and its affiliates have engaged in various general financing and banking transactions with us and our affiliates in the past and may do so from time to time in the future.

We have prepared the table below based on information given to us by the selling securityholders on or prior to July 30, 2004.

NAME OF SELLING SECURITYHOLDER	PRINCIPAL AMOUNT OF DEBENTURES THAT MAY BE SOLD	NUMBER OF SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF DEBENTURES THAT MAY BE SOLD(1)
Advent Convertible Master (Cayman) L.P.	$6,224,000	157,570
Alexandra Global Master Fund, LTD	$2,500,000	63,291
Alpha U.S. Sub. Fund 4 LLC	$201,000	5,089
BNP Paribus Equity Strategies, SNC	$1,376,000	34,836
Calamos® Market Neutral Fund – Calamos® Investment Trust	$3,900,000	98,734
Citigroup Global Markets Inc.	$9,150,000	231,646
CNH CA Master Account, L.P.	$500,000	12,658
Consulting Group Capital Markets Funds	$750,000	18,987
CooperNeff Convertible Strategies (Cayman) Master Fund, LP	$1,481,000	37,494
Deephaven Domestic Convertible Trading Ltd.	$492,000	12,456
The Drake Offshore Master Fund, Ltd.	$13,500,000	341,773
Geode U.S. Convertible Arbitrage Fund, a segregated account of Geode Capital Master Fund Ltd.	$5,000,000	126,582
Grace Convertible Arbitrage Fund, Ltd.	$4,500,000	113,924
HFR Arbitrage	$415,000	10,506
ING Convertible Fund	$1,470,000	37,215
ING VP Convertible Portfolio	$30,000	759
LDG Limited	$272,000	6,886
Lexington Vantage Fund	$64,000	1,620
Lyxor	$719,000	18,203
Lyxor/Convertible Arbitrage Fund Limited	$274,000	6,937
MSS Convertible Arbitrage	$14,000	354

NAME OF SELLING SECURITYHOLDER	PRINCIPAL AMOUNT OF DEBENTURES THAT MAY BE SOLD	NUMBER OF SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF DEBENTURES THAT MAY BE SOLD(1)
National Bank of Canada c/o Putnam Lovell NBF Securities Inc.	$3,500,000	88,608
Radcliffe SPC, Ltd for and on behalf of the Class A Convertible Crossover Segregated Portfolio	$2,500,000	63,291
Singlehedge US Convertible Arbitrage Fund	$338,000	8,557
Sphinx Convertible Arbitrage Fund SPC	$8,000	203
Sphinx Fund	$280,000	7,089
Sturgeon Limited	$281,000	7,114
Sunrise Partners Limited Partnership	$11,000,000	278,481
TAG Associates	$41,000	1,038
Tenor Opportunity Master Fund, Ltd.	$1,500,000	37,975
TQA Master Fund, Ltd.	$2,238,000	56,658
TQA Master Plus Fund, Ltd.	$3,995,000	101,139
Tribeca Investments LTD	$4,000,000	101,266
Wachovia Bank National Association	$1,000,000	25,316
Xavex-Convertible Arbitrage 7 Fund	$766,000	19,392
Zurich Institutional Benchmarks Master Fund, Ltd.	$435,000	11,013
Any other holder of debentures or future transferees, pledgee, donee or successor(2)(3)	$1,536,000	38,885
Total	$86,250,000	2,183,545

(1)	Includes only full shares of common stock issuable upon conversion of the debentures based on an initial conversion price of approximately $39.50 per share (initially equivalent to a conversion price of 25.3165 shares per $1,000 principal amount of debentures). A cash payment will be made instead of any fractional interest upon conversion. The conversion price and, therefore, the number of shares of common stock issuable upon conversion of the debentures is subject to adjustment in certain events.

(2)	Information about other selling securityholders will be set forth in prospectus supplements, if required.

(3)	Assumes that any other holders of debentures, or any future transferees, pledgees, donees or successors of or from another such holders of debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the debentures at the initial conversion price.

We prepared this table based on the information supplied to us by the selling securityholders named in the table. The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information is presented in the above table. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements.

Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or the underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the debentures and the underlying common stock offered by this prospectus. The debentures and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the debentures and the underlying common stock.

The selling securityholders and any such broker-dealers or agents who participate in the distribution of the debentures and the underlying common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the debentures and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

If the debentures and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions.

The debentures and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the debentures and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the debentures and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions that in turn may engage in short sales of the debentures and the underlying common stock in the course of hedging their positions. The selling securityholders also may deliver the debentures and the underlying common stock to close out short positions, or loan or pledge debentures and the underlying common stock to broker-dealers or other financial institutions that in turn may sell the debentures and the underlying common stock.

The selling securityholders also may transfer and donate shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholders for purposes of this prospectus.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the debentures and the underlying common stock by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the debentures and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the debentures and the underlying common stock by other means not described in this prospectus. Moreover, any debentures or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

Our common stock is quoted on the Nasdaq National Market under the symbol “EQIX”. The debentures are currently designated for trading on the PORTAL market. Debentures sold by means of this prospectus will not be eligible for trading in the PORTAL market. We do not intend to apply for listing of the debentures on any securities exchange or for quotation through Nasdaq. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the debentures.

The selling securityholders and any other person participating in the distribution of the debentures and the underlying common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the debentures and the underlying common stock by the selling securityholders and any such other person. In addition, under Regulation M, any person engaged in the distribution of the debentures and the underlying common stock may not engage in market-making activities with respect to the debentures and the underlying common stock for certain periods prior to the commencement of such distribution. The foregoing may affect the marketability of the debentures and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the debentures and the underlying common stock.

To the extent required, the specific debentures or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment, to the registration statement of which this prospectus forms a part.

Pursuant to the registration rights agreement that has been filed as an exhibit to the registration statement, of which this prospectus is a part, we and the selling securityholders have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act, and that each is entitled to contribution from the others in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the issuance, registration, offering and sale of the debentures and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We estimate these expenses to be approximately $53,428.

LEGAL MATTERS

The validity of the debentures and shares of common stock issuable upon conversion of the debentures have been passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California and Willkie Farr & Gallagher LLP, New York, New York.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.